Exhbit 6

EXHIBIT A
SCHEDULE OF INFORMATION PURPORTLY REQUIRED BY ARTICLE I, SECTION 6 OF THE BYLAWS OF FIRST BELL BANCORP, INC. ("THE COMPANY")

(I) The Nominating Shareholder and its business address:

Name                        Business Address          No. of Shares
Held As Record Holder*
Jewelcor Management, Inc.   100 N. Wilkes-Barre Blvd. 		200
                            Wilkes-Barre, PA 18702

*The Nominating Shareholder is also the beneficial owner of additional shares as set forth in subparagraph (IV) below.

(II)  Name, age and  business address of Director Nominees:

Seymour Holtzman, Age 67
100 N. Wilkes-Barre Blvd., 4th Floor
Wilkes-Barre, PA 18702

Richard L. Huffsmith, Age 46
100 N. Wilkes-Barre Blvd., 4th Floor
Wilkes-Barre, PA 18702

Sybil F. Stershic, Age 49
410  Fourteenth Street
Honesdale, PA  18431

(III)  Residence, principal occupation or employment of Director
Nominees and
relationships (business, employment, familial) with Nominating
Shareholder:

Seymour Holtzman, 67

Mr. Holtzman, who has a residence at 33 Sahara Drive, Kingston, PA, 18704, has been involved in the retail business for over 30 years. For many years he has been the President and Chief Executive Officer of Jewelcor, Inc., formerly a New York
Stock Exchange company that operated a chain of retail stores. In addition, from 1986 to 1988, Mr. Holtzman was the Chairman of the Board and Chief Executive Officer of Gruen Marketing Corp, an American Stock Exchange company involved in the nationwide distribution of watches.
 For at least the last five (5) years, Mr. Holtzman has been the Chairman and Chief Executive Officer of Jewelcor Management, Inc., which is primarily involved in investment and management services; C.D. Peacock, Inc., a prominent Chicago, Illinois retail jewelry establishment; and S.A.
Peck & Co., a retail and mail order jewelry company based in Chicago, Illinois. Mr. Holtzman is currently the Chairman of the Board of two public companies: Casual Male Retail Group, Inc. (NASDAQ "CMRG"), and MM Companies, Inc.
(OTC bulletin board "MMCO"). Mr. Holtzman is also a member of the Board of Directors of Liquid Audio, Inc. (NASDAQ:
LQID). Mr. Holtzman was previously on the Board of Directors of Ambanc Holding Co., Inc., the holding company for Mohawk
Community Bank, (which merged with Hudson River Bank &
Trust Company) and Northeast Pennsylvania Financial Group,
Inc. (AMEX "NEP"), the holding company for First Federal
Bank. Mr. Holtzman is a well-known shareholder activist who specializes in the banking industry and retail industry.

Richard L. Huffsmith, 46

Mr. Huffsmith, who has a residence at 504 Mile Road, Tunkhannock, PA 18657, is Vice President and General C ounsel of Jewelcor Management, Inc., C.D. Peacock,
Inc., S.A. Peck & Co., and their affiliated and related companies (the "Jewelcor Companies"). Jewelcor Management,
Inc, is primarily involved in investment and management services; C.D. Peacock, Inc., is a prominent Chicago, Illinois retail jewelry establishment; and S.A. Peck &
Company, is a retail and mail order jewelry company based
 in Chicago, Illinois. Mr. Huffsmith has held these positions since October l994. Seymour Holtzman is the Chairman and Chief Executive Officer of the Jewelcor
Companies. Prior to joining the Jewelcor Companies,
Mr. Huffsmith was a founding and named partner in the Dallas, Texas law firm of Bush, Craddock, Huffsmith and Gilhooly. Mr. Huffsmith's expertise is in litigation, securities and corporate law.

Sybil F. Stershic, 49

Ms. Stershic, who has a residence at 410 Fourteenth Street, Honesdale, PA 18431, is the President and founder of Quality Service Marketing, Honesdale, PA. Ms. Stershic has held the position of President since December 1988. Quality
Service Marketing is a consulting firm that specializes in assisting business and consumer service providers strengthen relationships with customers and employees. As a marketing consultant, facilitator, and trainer with more than 25 years of experience, Ms. Stershic provides internal marketing, customer-focused training, and marketing planning to commercial and non-profit organizations throughout the U.S.
Her clients span a variety of industries, including advertising, communications, financial services, food service, government, healthcare, higher education, professional and social service organizations. In addition, Ms. Stershic teaches marketing workshops throughout the country.

Prior to founding Quality Service Marketing in 1988, Ms.
Stershic held management positions in advertising, marketing communications, and sales in the banking industry.

Ms. Stershic is a Phi Beta Kappa graduate of Lehigh University where she was an adjunct instructor of marketing and business communications. She is a frequent speaker at national conferences and has served as a judge for numerous national marketing awards. Ms. Stershic is Seymour Holtzman's niece.

Each of the Director Nominees has consented to serve as a director of the Company and, if elected, intends to discharge his/her duties as a director in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

All of the Director Nominees are citizens of the United
States.

(IV) The following sets forth the name and the number of shares of Common Stock of the Company beneficially owned as of January 21, 2003, by the Nominating Shareholder and by
 each of the Director Nominees. [The actual stock purchase transactions are set forth on Exhibit B.]

                  		Number of Shares of Common
Stock	Percent
Name                     Class
                                     Beneficially Owned		Of  Class

Jewelcor Management, Inc. common
	                                 234,148 *                5.04%
(JMI)

Seymour Holtzman (1)      common
	                                234,148 *             	5.04%

Richard L. Huffsmith			  0                       0

Sybil F. Stershic                         0                  0

(1)	Mr. Holtzman may be deemed to be the beneficial owner of 234,148 shares beneficially owned JMI. Mr. Holtzman is the Chairman and Chief Executive Officer of JMI and, together with his wife Evelyn Holtzman, indirectly owns a majority interest in JMI.

* 	Including 200 shares owned of record.

The aggregate purchase price of the 234,148 shares beneficially owned by JMI on January 21, 2003 was approximately $3,851,720.18 (inclusive of brokerage commissions). Such shares have been (or will be in the case of transactions which have not yet settled) paid for through working capital and margin loans. As of January 21, 2003, the securities of the Nominating
 Shareholder had an outstanding margin balance held at Bear Stearns.

(V) During the last five (5) years, none of Holtzman, Huffsmith or Stershic, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(VI) The following sets forth the Nominating Shareholder's responses to any purported requirements of Article I, Section 6:

None of the Director Nominees (i) have within the previous 10 years been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. 1818 (u), or any successor provision, (ii) have been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law or (iii) is currently charged in any information, indictment, or other complaint with the commission of or participation in such crime.

None of the Director Nominees are a director or officer of a co-operative bank, credit union, savings bank, savings and loan association, trust company, bank holding company, or banking association (in each case whether chartered by a state, the federal government or any other jurisdiction) that engages in business activities in the same market area as the Company or any of its subsidiaries.

Holtzman, Huffsmith and Stershic will enter into an agreement with JMI, whereby JMI will agree to bear all costs and expenses of, and indemnify against any and all liability incurred by Holtzman, Huffsmith and Stershic in connection with, Holtzman, Huffsmith and Stershic being Director Nominees or participants in any possible future proxy solicitation. If elected, Holtzman, Huffsmith and Stershic will receive directors' fees as Directors of the Company in accordance with the Company's then practice.

Neither the Nominating Shareholder nor any of the Director Nominees, nor any of their affiliates, nor any associates of such persons, except as set forth herein or Exhibit B, (i) owns beneficially, directly or indirectly, or has the right to acquire, any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year or (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth herein, neither the Nominating Shareholder nor any of the Director Nominees or any of their affiliates nor any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

(VII) During the past ten years, neither the Nominating Shareholder nor the Director Nominees nor any of their affiliates have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(VIII) According to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 there were 4,645,536 shares of Common Stock outstanding. The record date for the 2003 Annual Meeting is March 3, 2003.

(IX) In the event of any possible future solicitation of proxies with respect to the election of the Director Nominees at the 2003 Annual Meeting, the Nominating Shareholder would expect the following information to apply (which is summarized below solely for purposes of the purported requirements of Article I, Section 6, of the Company's Bylaws to the extent they may be applicable).

Proxies may be solicited by the Nominating Shareholder, other Jewelcor Companies, the Director Nominees and potentially others to be identified, by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Holtzman, Huffsmith and Stershic, would expect to be principally responsible for soliciting proxies for JMI and certain employees of JMI or other Jewelcor Companies may perform secretarial work in connection with the solicitation of proxies, for which no additional compensation is expected to be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries would be requested to forward JMI's solicitation material to their customers for whom they hold shares and JMI would expect to reimburse them for their reasonable out-of-pocket expenses.

JMI would expect to retain D. F. King & Co., Inc., 77 Water Street, New York, NY 10005, (212) 269-5550, to assist in the solicitation of proxies and for related services. JMI would expect to pay D. F. King & Co., Inc. a customary fee and reimburse it for its reasonable out-of-pocket expenses. In addition, JMI would expect to indemnify D. F. King & Co.,
Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The entire expense of preparing, assembling, printing, and mailing any such possible future Proxy Statement and related materials and the cost of soliciting proxies on behalf of JMI is expected to be exclusively borne by JMI.

Although no precise estimate can be made at the present time, JMI currently estimates that the total expenditures relating to any such possible future proxy solicitation incurred by JMI would be approximately $50,000.
JMI would expect to seek reimbursement from the Company for any such expenses incurred by it if its Director Nominees are elected, but does not expect to submit the question of such reimbursement to a vote of the stockholders.